

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

<u>Via Email</u>
Gregory H. Browne
Senior Vice President, Finance
 and Chief Financial Officer
Cyberonics, Inc.
100 Cyberonics Blvd.
Houston, Texas 77058

      Re: Cyberonics, Inc.
               Form 10-K for Fiscal Year Ended April 25, 2014
               Filed June 16, 2014
               File No. 000-19806

Dear Mr. Browne:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Brian Cascio

                      Brian Cascio
                      Accounting Branch Chief